As filed with the Securities and Exchange Commission on May 2, 2014

Registration No.: 333-173864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNL LIFESTYLE PROPERTIES, INC.

(Exact name of registrant as specified in charter)

Maryland	20-0183627
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen H. Mauldin

Chief Executive Officer and President

CNL Lifestyle Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard E. Baltz, Esq.

Neil M. Goodman, Esq.

Arnold & Porter LLP

555 Twelfth Street N.W.

Washington, DC 20004-1206

Telephone: (202) 942-5000

Approximate date of commencement of proposed sale to public: From time to time after the effectiveness of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒     Registration No.: 333-173864

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

DEREGISTRATION OF SECURITIES

On May 2, 2011, CNL Lifestyle Properties, Inc. (the “Registrant”) filed a registration statement on Form S-3 (Registration No. 333-173864), as amended by Post-Effective Amendment No. 1 filed on March 20, 2014(the “Registration Statement”), with the U.S. Securities and Exchange Commission. In accordance with the Registrant’s undertaking in Part II, Item 17 of the Registration Statement, the Registrant hereby removes from registration, by means of this Post-Effective Amendment No. 2, any securities registered pursuant to the Registration Statement which remain unsold as of the date hereof. There will be no further offerings under this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on May 2, 2014.

CNL LIFESTYLE PROPERTIES, INC.

By:	/s/ Stephen H. Mauldin
Stephen H. Mauldin, Chief Executive Officer and President
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ James M. Seneff, Jr.	Chairman of the Board and Director	May 2, 2014
James M. Seneff, Jr.

/s/ Thomas K. Sittema	Vice Chairman of the Board and Director	May 2, 2014
Thomas K. Sittema

/s/ Adam J. Ford	Independent Director	May 2, 2014
Adam Ford

/s/ Bruce Douglas	Independent Director	May 2, 2014
Bruce Douglas

/s/ Robert J. Woody	Independent Director	May 2, 2014
Robert J. Woody

/s/ Stephen H. Mauldin	Chief Executive Officer and President (Principal Executive Officer)	May 2, 2014
Stephen H. Mauldin

/s/ Joseph T. Johnson	Chief Financial Officer and Treasurer (Principal Financial Officer)	May 2, 2014
Joseph T. Johnson

/s/ Ixchell C. Duarte	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 2, 2014
Ixchell C. Duarte